Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Dated June 28, 2007
Registration Statement on Form S-3: File No. 333-142586
Unless the context requires otherwise, the words “we,” “us” and “our” refer to Otelco Inc.

Public offering price.	$19.80 per IDS.

Public offering price allocation.	The price per IDS is comprised of $11.68 allocated to each share of Class A common stock and $8.11 allocated to each senior subordinated note, plus $.01 representing accrued interest from June 30, 2007.

Proceeds (before expenses).	$18.81 per IDS and $56.4 million total.

Use of proceeds.	We estimate that we will receive net proceeds from this offering of approximately $54.9 million. If the underwriters exercise their over-allotment option in full, the net proceeds will be approximately $64.9 million.

Capitalization.	As of March 31, 2007, after giving effect to the offering and the use of proceeds therefrom, our as adjusted long term notes under the credit facility would be approximately $65.1 million, our as adjusted long term notes under the senior subordinated notes would be approximately $105.4 million, our as adjusted total long term notes payable would be $170.5 million, our as adjusted additional paid-in capital would be $32.4 million, our as adjusted total stockholders’ equity would be $30.3 million and our as adjusted total capitalization would be approximately $200.8 million.

Indebtedness.	As of March 31, 2007, after giving effect to this offering and the use of proceeds therefrom:
- we and the subsidiary guarantors would have had $65.1 million aggregate principal amount of senior secured indebtedness outstanding under the credit facility; and
- the total liabilities of our subsidiaries would be approximately $195.1 million, excluding intercompany debt and excluding trade payables.

Reconciliation.	The table below reconciles cash flow from operations, calculated and presented in accordance with GAAP, to net income, calculated and presented in accordance with GAAP, to Adjusted EBITDA for the periods indicated (in thousands):

						Three Months
	Year Ended December 31,					Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
Net cash from operating activities	$17,061	$17,122	$18,344	$10,945	$16,497	$2,768	$(461)
Add: Depreciation and amortization	(4,787)	(5,364)	(6,100)	(8,212)	(10,781)	(1,969)	(3,629)
Interest — loan cost amortization	(94)	(118)	(1,128)	(1,374)	(1,628)	(343)	(398)
Accretion expense	—	—	(13)	(443)	(430)	(111)	—
Interest — caplet cost	—	—	—	(258)	(756)	(163)	(227)
Change in fair value of derivative liability	—	—	—	959	(278)	180	218
Gain from investments	—	—	—	—	2,687	—	—
Loss on sale of assets	—	(50)	—	—	—	—	—
Provision for deferred income taxes	(3,817)	(3,153)	(3,043)	(2,073)	(984)	—	—
Provision for uncollectible revenue	(122)	(31)	(107)	(124)	(194)	(39)	(17)
Changes in working capital	(1,042)	(913)	(1,839)	2,372	(2,972)	(78)	(4,396)

Net income (loss)	$7,199	$7,493	$6,114	$1,792	$1,161	$245	$(118)

Add: Depreciation and amortization	4,787	5,364	6,100	8,212	10,781	1,969	3,629
Interest expense	4,586	3,384	3,679	16,097	17,698	4,043	4,751
Interest — caplet cost	—	—	—	258	756	163	227
Interest — loan cost amortization	94	118	1,128	1,374	1,628	343	398
Other non-operating income(a)	—	—	—	—	(63)	—	—
Gain from investments(b)	—	—	—	—	(2,687)	—	—
Income tax expense	3,817	4,107	3,947	1,011	1,211	161	12
Non cash compensation-stock options	305	1,026	1,494	—	—	—	—
IPO expense	—	1,005	1,671	—	—	—	—
Accretion expense	—	—	13	443	430	111	0
Change in fair value of derivative liability	—	—	—	(959)	278	(180)	(218)
Loan fees	—	—	1	117	95	28	19

Adjusted EBITDA	$20,788	$22,497	$24,147	$28,345	$31,288	$6,883	$8,700

(a)	Reflects proceeds from settlement of class action lawsuit against vendor.

(b)	Reflects gain from redemption of Rural Telephone Bank stock.
We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-895-5637 or by email at useprospectus@us.cibc.com.

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